United States securities and exchange commission logo





                            September 17, 2021

       Shyam P. Kambeyanda
       Chief Executive Officer
       ESAB Corp.
       909 Rose Avenue, 8th Floor
       North Bethesda, MD 20852

                                                        Re: ESAB Corp.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted August
20, 2021
                                                            CIK No. 0001877322

       Dear Mr. Kambeyanda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Draft Registration Statement on Form 10

       Exhibit 99.1
       Information Statement Summary
       Business Summary, page 1

   1. We note your disclosure that you have driven "average revenue growth from 2018 to 2020 that is approximately
300 basis points greater than our key peers, thus expanding our global market share."
Please disclose the key peers and provide the average revenue growth for your company
and your key peers. In addition, discuss whether there was a change in market size
during the specified timeframe and how that impacted your market share to the extent
material.
   2. We note your disclosure that 50% of your 2020 revenues were derived from developing markets, which are
expected to grow at greater than twice the rate of more mature markets
 Shyam P. Kambeyanda
ESAB Corp.
September 17, 2021
Page 2
         in North America and Europe and that you estimate the value of your global addressable market to be $30 billion. Please define "developing markets" and provide your methodology and sources for the projected growth rate of such markets as well as your estimate of your global addressable market.
Our Business Strategy, page 4

3. Please clarify how you define cash conversion and tell us how you considered providing all of the disclosures required by Regulation G and Item 10(e) of Regulation S-K to the
         extent non-GAAP measures are used in the calculation, including a reconciliation of each non-GAAP financial measure used in the calculation to the most comparable GAAP financial measure. Further, your discussion of cash conversion should be accompanied by the measure calculated using the most directly comparable GAAP measure. Refer to the
         Commission's    Conditions for Use of Non-GAAP Financial Measures"
Release No. 33-
         8176, footnote 27.
4. Please disclose the sources for your statements that "established fabrication technology products represent a $25 billion global market, growing at 2 - 3% annually" and that higher-growth fabrication technology segments "represent a $5 billion annual market with an annual growth rate of 6 - 8%."
5. Please disclose the source for your statements that you "are the leading fabrication technology provider in Europe, the Middle East, India, Russia, South America and
         Australia, and the leading global player in China" and the "third largest provider in North
         America." Clarify the criteria on which you based these statements, such as revenue, number of customers, or market share.
Risk Factors
We may be unable to generate sufficient cash to service..., page 34

6. Please quantify your debt service requirements and disclose the percentage of your cash flow that must be dedicated to debt service, both principal and interest.
Our amended and restated certificate..., page 39

7. We note that your forum selection provision designates the federal district courts of the
       United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such provision. In this regard, we
FirstName LastNameShyam P. Kambeyanda
       note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and
Comapany
       stateNameESAB      Corp.
             courts over all suits brought to enforce any duty or liability created by the Securities
       Act  or the rules.
September 17, 2021 Page 2
FirstName LastName
 Shyam P. Kambeyanda
FirstName LastNameShyam P. Kambeyanda
ESAB Corp.
Comapany 17,
September NameESAB
              2021    Corp.
September
Page 3    17, 2021 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements, page 45

8. We note that your pro forma financial statements have not been included in the filing. We are providing preliminary comments based on the information that you disclose and may have further comments once these financial statements are completed and included in a future amendment.
Note (h), page 49

9. Your disclosure indicates that ESAB is responsible for unrecognized tax benefits to the extent a reserve relates exclusively to separate tax returns filed by ESAB. Accordingly, to remove unrecognized tax benefits included in the historical combined balance sheet that were calculated on a separate return basis but will not be settled or paid by ESAB, the pro forma condensed combined financial information reflects a decrease to other liabilities.
         Please clarify why these amounts will not be settled or paid by ESAB. In this regard, we note your disclosure on page F-14 indicates that the historical balance sheet reflects unrecognized tax benefits for which ESAB could reasonably be considered to be the primary obligor.
Note (k), page 49

10. Your disclosure indicates that you have included an adjustment to your pro forma statement of operations relating to specific pension plan assets and liabilities of defined benefit plans, not reflected in the historical financial statements, that will be transferred to
         ESAB. Please clarify your disclosure to explain why the transfer of these assets and liabilities has an impact on your statement of operations and how the adjustments are calculated. In this regard, we note your disclosure that a proportionate share of the cost associated with these defined benefit plans has been reflected in the historical combined financial statements of ESAB.
Note (n), page 49

11. Please describe the material assumptions used in the calculation of each of your adjustments relating to costs you expect to incur as a stand-alone public company. Clarify if there are any material uncertainties in relation to each of these estimates. If there is a possibility that significantly different results may occur please provide additional disclosure that gives effect to the range of possible outcomes. Refer to Rule 11-02 of
         Regulation S-X.
Notes (g) and (m), page 49

12. Your disclosures indicate that you have included adjustments in your pro forma balance sheet and income statements for certain insurance assets and liabilities and certain income
         and expenses related to asbestos obligations from the Parent   s
legacy industrial businesses
         that will be transferred to ESAB in connection with the separation. Please separately
 Shyam P. Kambeyanda
ESAB Corp.
September 17, 2021
Page 4
         identify the assets, liabilities, income and expense adjustments, how they are calculated
         and how they compare to amounts recorded in the Parent   s financial
statements. Please
         also fully disclose your accounting policies for these transactions, the authoritative accounting literature upon which you are relying, and the expected continuing impacts on your financial statements relating to these obligations.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Notes (f) and (l), page 49

13. Your disclosures indicate that you will include adjustments to your pro forma balance sheet and income statement for certain assets and liabilities that will be transferred to
         ESAB from Parent in connection with the separation which have not been included in
         ESABS   s historical financial statements as the assets and
liabilities were not discretely
         identifiable to ESAB. Please clarify your disclosure to explain the nature of these assets, liabilities, income and expenses and how they were calculated. Please also further clarify why they were not discretely identifiable to ESAB and why they were not included in
         ESAB   s historical financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Items Affecting Comparability of Reported Results
Recent Developments, page 55

14. Please update your disclosure to discuss the impacts of COVID-19 on your 2021 operating results and any current expected trends.
Business Segments, page 60

15. Tell us how you considered disclosing changes in revenue for each of your geographic regions included in your business segments and providing explanations for the changes.
Business
International Operations, page 67

16. We note your disclosure that the majority of your net sales came from operations outside of the United States. Please provide tabular disclosure of your revenues by region.
Executive and Director Compensation
Additional Compensation Information, page 88
FirstName LastNameShyam P. Kambeyanda
17. Please file the employment agreements, retention agreements and change in control
Comapany   NameESAB
       agreements         Corp.
                    referred to in this section as exhibits to your registration statement. Refer to
       Item17,
September   601(b)(10)(iii)(A)
               2021 Page 4 of Regulation S-K.
FirstName LastName
 Shyam P. Kambeyanda
FirstName LastNameShyam P. Kambeyanda
ESAB Corp.
Comapany 17,
September NameESAB
              2021    Corp.
September
Page 5    17, 2021 Page 5
FirstName LastName
Description of Capital Stock, page 103

18. Please clarify how your corporate governance will differ from the corporate governance at
         Colfax Corporation and consider adding a comparative table.
Notes to Combined Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

19. Please tell us how much of your revenue is derived from service contracts recognized ratably over the period of performance. Tell us how you considered separately disclosing this revenue and describing the nature of the services provided under these contracts.
20. Your disclosure on page 3 describes your WeldCloud software platform and indicates that this is a high-margin recurring revenue stream. Please tell us how much revenue you generated from this revenue stream, your accounting policies with respect to this revenue and how you considered disclosing this information.
21. Your disclosure on page 66 states that for contracts that include multiple performance obligations, you allocate the total transaction price to each performance obligation using your best estimate of the stand-alone selling price of each identified performance obligation. Please clarify your contracts that include multiple performance obligations and how you determined that the products and services included in these contracts represent distinct performance obligations.
22. Your disclosure on F-10 indicates that you incur development and application engineering costs in conjunction with fulfilling customer orders and executing customer projects, and your disclosure on page 18 indicates that your contracts have fulfillment periods. Please further clarify the nature of these costs and the fulfilment activities. Clarify if your contracts include arrangements to construct or customize goods and your revenue recognition policies with respect to these arrangements.
4. Revenue, page F-18

23.      Tell us the dollar amount of revenue generated from your Gas Control
Equipment
         business and how you considered separately disclosing this revenue. Clarify how you considered the factors in ASC 606-10-55-89 through 55-91 in making this determination.
15. Segment Information, page F-43

24. Your disclosure indicates that the Rest of World segment includes operations in Europe,
         Russia, Middle East & Africa, Asia and India regions. Tell us how much revenue you generated in each of these regions and how you considered separately disclosing these revenues. Refer to ASC 280-10-50-41.
 Shyam P. Kambeyanda
FirstName LastNameShyam P. Kambeyanda
ESAB Corp.
Comapany 17,
September NameESAB
              2021    Corp.
September
Page 6    17, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Cathy A. Birkeland